UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on March 1, 2017: Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2016 Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 1, 2017	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2016 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports operating revenue of $75.5 million for the three months ended December 31, 2016. Operating revenue amounted to $294.1 million for the full year ended December 31, 2016.

•	Net income was $7.6 million for the three months ended December 31, 2016. Net income was $44.6 million for the year ended December 31, 2016.

•	Earnings per share was $0.14 for the three months ended December 31, 2016 and $0.81 for the full year ended December 31, 2016.

•	EBITDA(1) was $33.8 million for the three months ended December 31, 2016 and $140.2 million for the year ended December 31, 2016.

•	We took delivery of four newbuilding vessels during 2016, increasing our fleet to 33 vessels on the water as at December 31, 2016. In 2017 we have taken delivery of an additional two newbuildings, with the three remaining newbuildings expected to be delivered by July 2017.

•	In October 2016, we entered into a new $220.0 million secured term loan and revolving credit facility, to refinance two loan facilities that were due to mature in April 2017, and to provide the finance for our final unfinanced newbuilding.

•	In February 2017, two of our original ethylene carriers were placed on long-term time charters that will commence in either late 2017 or early 2018 with Braskem SA. These vessels will transport ethane from Enterprise Product Partners, Morgan’s Point Terminal, in the Houston Ship Channel to the Braskem ethylene complex in Brazil.

•	In February 2017, we successfully issued $100.0 million in new 7.75% senior unsecured bonds maturing in 2021 in the Norwegian bond market. The net proceeds and cash on hand were used to repay all of our outstanding $125.0 million aggregate principal amount of 9% senior unsecured bonds that were due to mature in December 2017.

Fourth Quarter 2016 Financial Results Overview

Operating revenue for the three months ended December 31, 2016 was $75.5 million, a decrease of $3.2 million, or 4.1%, compared to the $78.7 million of operating revenue for the three months ended December 31, 2015. This decrease was due to a softening of the LPG seaborne transportation market.

For the fourth quarter of 2016, the average time charter equivalent rate (“TCE”) (2) across the entire fleet, including our fully-refrigerated vessels, was $692,213 per calendar month ($22,758 per day), compared to $921,069 per calendar month ($30,282 per day) for the comparable period in 2015.

Fleet utilization across the 33 vessels operating at the year end was 89.5% for the fourth quarter of 2016, up from 88.1% in the third quarter of 2016, but a reduction from 92.7% for the fourth quarter of 2015. This decrease from last year was primarily due to weaker demand for our vessels as a result of the softening of the LPG seaborne transportation market during the second half of 2016, leading to an increase in the number of idle days.

Operating revenue less voyage expenses amounted to $61.5 million for the three months ended December 31, 2016 compared to $72.3 million in the same three month period of 2015. This decrease was as a result of a reduction in TCE rates by $21.1 million, a reduction in utilization rates by $2.2 million, offset by a $12.5 increase due to additional vessels in our fleet during the three months ended December 31, 2016 compared to the three months ended December 31, 2015

Net income was $7.6 million for the three months ended December 31, 2016, or $0.14 per share compared to $23.8 million or $0.43 per share for the same period in 2015.

EBITDA(1) for the fourth quarter of 2016 was $33.8 million and $140.2 million for the full year ended December 31, 2016.

(1)	EBITDA is not a measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA is a basis upon which we assess our financial performance. We believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness, and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation to the most directly comparable GAAP financial measure.

The following table sets forth a reconciliation of EBITDA to net income, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2015	2016	2015	2016

Net income	$23,821	$7,646	$98,094	$44,638
Net interest expense	7,103	8,940	29,730	32,142
Income taxes	190	575	800	1,177
Depreciation and amortization	14,515	16,625	53,453	62,280

EBITDA	$45,629	$33,786	$182,077	$140,237

(2)	TCE rate is a non-GAAP financial measure. TCE rate is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with operating revenues, less voyage expenses, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period. See the table below for a reconciliation to the most directly comparable GAAP financial measure.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with GAAP, for the periods presented:

	Three months ended December 31, 2015	Three months ended December 31, 2016
Fleet Data:
Operating revenue	$78,670	$75,455
Voyage expenses	6,325	13,914

Operating revenue less Voyage expenses	72,345	61,541
Operating days	2,389	2,704
Average daily time charter equivalent rate	$30,282	$22,758

Conference Call Details:

Tomorrow, Thursday, March 2, 2017, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Thursday, March 9, 2017 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including three newbuildings scheduled for delivery by July 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our three newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our expectation that in 2017 we will continue to provide in-house technical management for more of the vessels in our fleet;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2015	December 31, 2016
	(in thousands except share data)
Assets

Current assets
Cash and cash equivalents	$87,779	$57,272
Accounts receivable, net	9,050	7,059
Accrued income	5,647	13,134
Prepaid expenses and other current assets	8,754	8,541
Inventories	3,480	6,937
Insurance recoverable	10,289	855

Total current assets	124,999	93,798

Non-current assets
Vessels in operation, net	1,264,451	1,480,359
Vessels under construction	170,776	150,492
Property, plant and equipment, net	279	194

Total non-current assets	1,435,506	1,631,045

Total assets	$1,560,505	$1,724,843

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$78,464
Senior unsecured bond	—	25,000
Accounts payable	11,471	6,388
Accrued expenses and other liabilities	9,065	11,377
Accrued interest	3,117	2,932
Deferred income	6,606	3,522

Total current liabilities	89,283	127,683

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	540,680
Senior unsecured bond	125,000	100,000

Total non-current liabilities	561,131	640,680

Total liabilities	650,414	768,363

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,436,087 shares issued and outstanding, (2015: 55,363,467)	554	554
Additional paid-in capital	586,451	588,024
Accumulated other comprehensive loss	(465)	(287)
Retained earnings	323,551	368,189

Total stockholders’ equity	910,091	956,480

Total liabilities and stockholders’ equity	$1,560,505	$1,724,843

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31, (in thousands except share and per share data)		Year ended December 31, (in thousands except share and per share data)
	2015	2016	2015	2016
Revenues
Operating revenue	$78,670	$75,455	$315,223	$294,112

Expenses
Brokerage commissions	1,804	1,430	6,995	5,812
Voyage expenses	6,325	13,914	33,687	42,201
Vessel operating expenses	21,150	22,611	78,842	90,854
Depreciation and amortization	14,515	16,625	53,453	62,280
General and administrative costs	2,915	3,348	11,011	12,528
Other corporate expenses	239	366	2,553	1,976
Profit from sale of vessel	—	—	(550)	—
Vessel write down following collision	—	—	10,500	—
Insurance recoverable from vessel repairs	608	—	(9,892)	504

Total operating expenses	47,556	58,294	186,599	216,155

Operating income	31,114	17,161	128,624	77,957

Other income/(expense)
Interest expense	(7,166)	(8,879)	(28,085)	(32,321)
Write off deferred finance costs	—	(102)	(1,797)	(102)
Interest income	63	41	152	281

Income before income taxes	24,011	8,221	98,894	45,815
Income taxes	(190)	(575)	(800)	(1,177)

Net income	$23,821	$7,646	$98,094	$44,638

Earnings per share:
Basic:	$0.43	$0.14	$1.77	$0.81
Diluted:	$0.43	$0.14	$1.76	$0.80

Weighted average number of shares outstanding:
Basic:	55,363,467	55,436,087	55,360,004	55,418,626
Diluted:	55,741,907	55,810,365	55,706,104	55,794,481

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2015	2016	2015	2016

Net income	$23,821	$7,646	$98,094	$44,638
Other Comprehensive Income/(Loss):
Foreign currency translation (loss)/gain	(135)	114	(211)	178

Total Comprehensive Income	23,686	7,760	97,883	44,816

Consolidated Statements of Stockholders’ Equity

(Unaudited)

	(in thousands except share data)
	Number of shares	Common Stock at 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total

January 1, 2015	55,346,613	$553	$584,808	$(254)	$225,457	$810,564

Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091

Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2015	Year ended December 31, 2016
	(in thousands)	(in thousands)

Cash flows from operating activities
Net income	$98,094	$44,638

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	53,453	62,280
Payment of drydocking costs	(11,558)	(9,902)
Share-based compensation	1,643	1,573
Amortization of deferred financing costs	4,806	3,091
Profit from sale of vessel	(550)	—
Vessel write down following collision	10,500	—
Insurance recoverable from vessel repairs	(10,289)	60
Unrealized foreign exchange	(205)	208
Changes in operating assets and liabilities
Accounts receivable	(1,855)	1,991
Inventories	1,331	(3,457)
Prepaid expenses and other current assets	(4,408)	(7,694)
Accounts payable and other liabilities	8,394	(6,040)
Long-term accounts receivable	198	—

Net cash provided by operating activities	149,554	86,748

Cash flows from investing activities
Payment to acquire vessels	(3,348)	(1,733)
Payment for vessels under construction	(236,648)	(239,179)
Purchase of other property, plant and equipment	(142)	(75)
Receipt of shipyard penalty payments	1,933	1,901
Insurance recoveries	391	9,374
Capitalized costs for the repair of Navigator Aries	—	(8,441)
Proceeds from sale of vessel net of costs	31,958	—

Net cash used in investing activities	(205,856)	(238,153)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	157,700	327,670
Direct financing costs of secured term loan facilities	(5,879)	(2,680)
Repayment of secured term loan facilities and revolving credit facilities	(70,266)	(204,092)

Net cash / provided by financing activities	81,555	120,898

Net increase / (decrease) in cash and cash equivalents	25,253	(30,507)

Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$87,779	$57,272

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$24,427	$29,815

Total tax paid during the period	$632	$601